EXHIBIT 99.1


                 INTERSHOP COMMUNICATIONS REPORTS FOURTH QUARTER
                      AND FULL YEAR 2001 FINANCIAL RESULTS


JENA, GERMANY - FEBRUARY 12, 2002 - INTERSHOP COMMUNICATIONS AG (NEUER MARKT:
ISH, NASDAQ: ISHP), a global provider of e-business software, today announced financial results for the fourth quarter and full year 2001, ended December 31, 2001.

Fourth quarter revenue totaled Euro 11.7 million compared with revenue of Euro
14.7 million in the third quarter of 2001, ended September 30, 2001. For the full year 2001, Intershop recorded total revenue of Euro 68.7 million compared with revenue of Euro 123.0 million in fiscal year 2000. The decline in the fourth quarter and full year 2001 revenue was primarily related to the ongoing weakness in the corporate IT spending environment as well as a broader global economic slowdown. Fourth quarter 2001 license revenue rose by 47% quarter on quarter, to Euro 4.1 million. The average deal size for Enfinity-based industry solutions rose to Euro 297,000 in the fourth quarter of 2001.

Compared to the fourth quarter of 2000, the Company reduced its total quarterly cost base including operating expenses and cost of revenue, but excluding depreciation and amortization by 63% or Euro 38.1 million, to Euro 22.3 million in the fourth quarter of 2001. During the fourth quarter of 2001, Intershop recorded Euro 1.7 million in restructuring charges for costs related to office space consolidation and Euro 10.4 million for the impairment of goodwill.

Excluding the effects of restructuring charges, Intershop recorded a fourth quarter net loss of Euro 23.0 million compared with a net loss of Euro 32.1 million in the fourth quarter of 2000.

Including restructuring charges, the Company reported a fourth quarter 2001 net loss of Euro 24.7 million or a net loss of Euro 0.28 per share. This compares to a net loss of Euro 32.1 million or a net loss of Euro 0.37 per share in the fourth quarter of 2000.

Continued cost reduction measures progressively reduced Intershop's quarterly cash and marketable securities usage to Euro 8.9 million in the fourth quarter of 2001, compared to Euro 10.4 million in the third quarter of 2001. Intershop ended fiscal year 2001 with total liquidity including cash, cash equivalents, marketable securities, and restricted cash at Euro 36.3 million compared with Euro 45.2 million as of September 30, 2001.


                         FOURTH QUARTER 2001 HIGHLIGHTS

o   Fourth quarter 2001 license revenue rose by 47% quarter on quarter, to Euro
    4.1 million.
o In the fourth quarter of 2001, Intershop reduced its quarterly EBITDA cost base by 63% or Euro 38.1 million year on year.
o Quarterly cash burn was significantly reduced throughout 2001, to Euro 8.9 million in the fourth quarter of 2001.
o Successful launch of additional Enfinity-based products, including Content Management, MultiSite Management and the new Enfinity Procurement Solution.
o 192 customers in the fourth quarter of 2001, now over 2,000 customers worldwide.
o Sales through partners and indirect channels rose to 66% of license revenue in the fourth quarter.
o Average deal size for Enfinity-based industry solutions rose to Euro 297,000 in the fourth quarter of 2001.
o   Continued strong customer confidence as 16 new customer websites went live.
o Forrester Research ranked Enfinity as the top e-commerce software in December 2001.

MANAGEMENT REVIEW

Intershop CEO Stephan Schambach stated, "Economic conditions and further cuts in global IT budgets combined to make the fourth quarter, and 2001 as a whole, a very challenging operating environment. During the fourth quarter, Intershop continued to aggressively realign its operations with prevailing market conditions. Positioning Intershop for an upturn in IT spending, we continued to shift our product line from sell-side platforms to complete enterprise class e-business software solutions. We are encouraged by customer reactions to the


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Content Management, MultiSite Management and Enfinity Procurement Solution we
launched during the quarter. We achieved higher margins and higher average deal sizes during the quarter. Headcount reductions and tight cost controls over operating expenses further reduced our quarterly cash usage."

ENFINITY ENTERPRISE SOLUTIONS

Stephan Schambach commented, "With the successful launch of our new Content Management, MultiSite Management and Enfinity Procurement Solutions, we further enhanced the value proposition of our Enfinity e-business enterprise suite. New products already accounted for more than 10% of total fourth quarter license revenue. By delivering solutions that allow customers to aggregate content and manage multiple e-commerce initiatives across different business units from a single platform, we are helping our customers improve their global operating efficiency and lower their total cost of e-commerce ownership. This bottom line focus delivers a measurable ROI impact and runs parallel to the current needs of our worldwide customers during these difficult economic times. Our cutting edge technology continues to be recognized within the industry as independent research firm Forrester Research, once again, ranked Enfinity as the top e-business solution. As we look out to 2002, our primary focus is to leverage our partner distribution channels to ensure we deliver our industry leading solutions to enterprises worldwide."

WINNING WITH PARTNERS

In 2001, Intershop embarked on a program to increase sales and marketing capacities through the Company's key partners. The goal of this program was to reduce Intershop's dependence on high cost direct sales efforts and leverage the strengths of the Company's worldwide partners to cultivate new business opportunities through more cost-efficient indirect sales channels. In the fourth quarter of 2001, a total of 66 percent of license revenue was generated through Intershop's partner program. Major partners contributing to new license revenue in the fourth quarter of 2001 included KPMG, Siemens Business Services, Pixelpark, IBM Business Services and T-Systems, among others.

2002 BUSINESS PLAN

In order to dramatically accelerate Intershop's path to profitability, CEO Stephan Schambach has launched a series of strategic initiatives as part of the 2002 business plan:

          o   NEW MANAGEMENT TEAM
     The CEO appoints a new management team, to be based in the Company's headquarters in Jena, Germany. Within the new management team, an increased number of directly profit and loss responsible managers provide for strong customer focus and improved market response time.

          o   SIMPLIFIED COMPANY STRUCTURE
     Intershop streamlines the organization from top to bottom, creating more efficient business operations. Replacing its current matrix organization, the Company eliminates two layers of management and consolidates all its corporate functions into its headquarters in Jena, Germany. As a result of completely redesigning and simplifying the organizational structure, Intershop targets a reduction in the global workforce from the current 733 employees to 500 by the end of the second quarter of 2002.

          o   AGGRESSIVE SALES PROGRAM FOR NEW PRODUCTS
     With a leaner and more efficient organizational structure in place, all efforts will concentrate on revenue generating activities. To support these plans, Intershop will target global enterprise customers, up-sell the new MultiSite and Content Management product offerings within the installed customer base, intensify indirect selling, and focus more intensely on the Retail and High-Tech & Manufacturing industries.

BUSINESS OUTLOOK

Intershop anticipates total revenue in the first quarter of 2002 will be flat over the fourth quarter of 2001. In the first quarter of 2002, the Company expects a modest quarter-on-quarter increase in license revenue. For the full year of 2002, Intershop expects the fundamental redesign of Intershop as well as


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its aggressive sales strategy will return the Company to profitability on a quarterly basis. Cash usage is expected to decline in the full year of 2002. The financial forecast for 2002 is based on current economic conditions and could differ materially should there be a further deterioration in IT spending patterns or global economic conditions.

INVESTOR CONFERENCE CALL INFORMATION

The company will hold a conference call (audio Webcast at http://www.intershop.com, section investors) with CEO Stephan Schambach and Vice President of Finance Dirk Reiche to discuss the fourth quarter and full year 2001 results in more detail. The conference call is scheduled for Tuesday, February 12th, 2002, at 10 a.m. Central European Time. A replay of the call will be made available via the Internet at http://www.intershop.com.

ABOUT INTERSHOP

Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH) is a leading provider of complete standard e-business-software solutions for global businesses who want to web-enable and centrally manage their commerce processes. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Swarovski, Otto and BOSCH have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.




INVESTOR RELATIONS:                                  PRESS:
Klaus F. Gruendel                                    Heiner Schaumann
T: +49-40-23709-128                                  T: +49-3641-50-1000
F: +49-40-23709-111                                  F: +49-3641-50-1002
k.gruendel@intershop.com                             h.schaumann@intershop.com


THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.


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

                           INTERSHOP Communications AG
                Condensed Consolidated Balance Sheet (U.S.-GAAP)
                         (in thousands Euro; unaudited)

                                                                      December 31,     December 31,
                                                                          2001             2000
                                                                                  Euro
                                                                      ------------------------------

      ASSETS
Current assets:
      Cash and cash equivalents                                            9,107        84,062
      Marketable securities                                               19,358        27,509
      Restricted cash                                                      7,873           168
      Trade receivables, net of allowances for doubtful accounts of
              (Euro 13,940) and (Euro 5,181), respectively                11,679        36,984
      Prepaid expenses and other current assets                            9,976         7,794
                                                                        -------------------------
           Total current assets                                           57,994       156,517
Property and equipment, net                                               13,522        22,054
Investments                                                                    -         2,550
Goodwill and acquired intangible assets, net                               4,473        25,562
Other assets                                                               3,628         2,772
                                                                        -------------------------
           Total assets                                                   79,617       209,455
                                                                        =========================

      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Current debt and current maturities of long-term debt                   99           193
      Accounts payable                                                     3,540        10,345
      Accrued restructuring costs                                         10,653             -
      Accrued liabilities                                                 15,602        17,973
      Deferred revenue                                                     5,570         6,817
                                                                        -------------------------
           Total current liabilities                                      35,464        35,328
Long Term liabilities                                                        177             -
Deferred revenue                                                             103           158
                                                                        -------------------------
           Total liabilities                                              35,744        35,486
                                                                        -------------------------

Shareholders' equity
      Common stock, stated value Euro 1 - authorized:
             154,187,975 shares; outstanding:
             88,191,321 and 88,003,016 shares at December 31, 2001
             and December 31, 2000, respectively                          88,191        88,003
      Paid-in capital                                                    168,915       168,585
      Accumulated deficit                                               (216,127)      (84,328)
      Accumulated other comprehensive income                               2,894         1,709
                                                                        -------------------------
           Total shareholders' equity                                     43,873       173,969
           Total liabilities and shareholders' equity                     79,617       209,455
                                                                        =========================

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


                           INTERSHOP Communications AG
           Condensed Consolidated Statement of Operations (U.S.-GAAP)
            (in thousands Euro, except per share amounts; unaudited)


                                                              Three Months Ended      Twelve Months Ended
                                                                 December 31,             December 31
                                                               2001        2000        2001         2000
                                                                     Euro                     Euro
                                                              --------------------------------------------

Revenues:
      Licenses                                                  4,120     14,501      20,480       74,068
      Services, maintenance and other revenue                   7,540     15,740      48,174       48,926
                                                              --------------------------------------------
      Total revenues                                           11,660     30,241      68,654      122,994

Cost of revenues:
      Licenses                                                    179      1,304       2,338        5,289
      Services, maintenance and other revenue                   7,481     17,422      41,433       43,453
                                                              --------------------------------------------
      Total costs of revenues                                   7,660     18,726      43,771       48,742

      Gross Profit                                              4,000     11,515      24,883       74,252

Operating expenses:
      Research and development                                  2,642      3,479      15,179       10,191
      Sales and marketing                                       9,515     27,198      60,766       75,743
      General and administrative                                2,753     13,234      38,108       27,590
      Goodwill and intangible asset amortization               12,387      1,002      21,091        1,477
      Restructuring costs                                       1,715          -      23,276            -
                                                              --------------------------------------------
      Total operating expenses                                 29,012     44,913     158,420      115,001

Operating income (loss)                                       (25,012)   (33,398)   (133,537)     (40,749)
Other income (expense), net:
      Interest income                                             408      1,152       3,759        1,591
      Interest expense                                            (58)       (84)        (75)        (571)
      Write-down of investments                                     -          -      (2,482)           -
      Other income                                                (26)       255         538          806
                                                              --------------------------------------------
      Total other income                                          324      1,323       1,740        1,826

Net income (loss)                                             (24,688)   (32,075)   (131,797)     (38,923)
                                                              --------------------------------------------
Basic earnings (loss) per share                                 (0.28)     (0.38)      (1.57)       (0.46)
                                                              ============================================
Shares used in computing:
                                                              --------------------------------------------
      For basic earnings (loss) per share                      88,191     83,756      88,133       84,134
                                                              --------------------------------------------
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

                           INTERSHOP Communications AG
            Condensed Consolidated Statement of Cashflows (U.S.-GAAP)
                         (in thousands Euro; unaudited)

                                                             Year Ended
                                                           December 31st
                                                               Euro
                                                      2001                2000
                                                     ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                   (131,797)          (38,923)
Adjustments to reconcile net loss to cash used in
   operating activities:
Depreciation and amortization                         14,146             5,637
Amortization of goodwill                              21,091             1,477
Depreciation of investments                            2,482                 -
Provision for doubtful accounts                       13,712             6,130
Amortization of deferred compensation                      -               273
Gain on disposal of marketable securities             (1,552)                -
Loss on disposal of equipment                                               71
Change in:
Accounts receivable                                   12,446           (19,596)
Prepaid expenses and deposits                         (4,050)           (4,202)
Other assets                                            (738)           (2,987)
Accounts payable                                      (6,946)            4,877
Deferred revenue                                      (1,383)           (1,787)
Accrued restructuring liability                       10,653
Accrued expenses and other liabilities                   823             7,152
                                                     ---------------------------
Net cash used in operating activities                (71,113)          (41,878)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions, net of cash acquired           -            (3,036)
Restricted cash                                       (7,705)            1,269
Purchases of equipment, net of capital leases         (5,138)          (20,626)
Sale proceeds on disposal of marketable securities    92,605                 -
Purchase of marketable securities                    (83,875)          (27,039)
                                                     ---------------------------
Net cash used in investing activities                 (4,113)          (49,432)
                                                     ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                       519           168,679
Proceeds from debt issuance                                -            10,758
Collection on notes receivable from stockholders           -               141
Repayments of indebtedness                                 -           (17,791)
                                                     ---------------------------
Net cash provided by financing activities                519           161,787
                                                     ---------------------------
Effect of change in exchange rates on cash              (248)            1,520
                                                     ---------------------------
Net change in cash and cash equivalents              (74,955)           71,997

Cash and cash equivalents, beginning of period        84,062            12,065
                                                     ---------------------------
Cash and cash equivalents, end of period               9,107            84,062
                                                     ===========================
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


                          INTERSHOP Communications AG
Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders' Equity

                         (in Euros, unaudited, US GAAP)


                                          Convertible
                                          Redeemable
                                        Preferred Stock                    Common Stock                     Notes         Deferred
                                        Shares   Amount       Shares       Stated Value      APIC         Receivable    Compensation
                                        --------------------------------------------------------------------------------------------

Balance, December 31, 1999                   -        -     84,390,520     16,878,104      48,169,469      (140,712)      (273,221)
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Private Placement of Common Stock,
  net                                                          500,000        100,000      38,900,000
Issuance of Common Stock for
  Secondary Offering, net                                    1,675,000        335,000     111,876,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                    280,000         56,000         (56,000)
Issuance of Common Stock for
  Acquisitions                                                 275,011        275,011      22,585,641
Exercise of stock options                                      882,485        334,149       4,634,532
Capital Contribution (net of tax)                                                          12,500,000
Collections on notes receivables
  from stockholders                                                                                         140,712
Amortization of deferred
  compensation                                                                                                             273,221
Allocation of par value resulting
  from stock split                                                         70,024,752     (70,024,752)
                                        --------------------------------------------------------------------------------------------
Balance, December 31, 2000                   -        -     88,003,016     88,003,016     168,584,890             -              -
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Exercise of stock options                                      188,305        188,306         330,260
                                        --------------------------------------------------------------------------------------------
Balance, December 31, 2001                   -        -     88,191,322     88,191,321     168,915,150             -              -
                                        ============================================================================================


                                                                               Total             Cumulative
                                          Accumulated     Comprehensive     Stockholders'       Comprehensive
                                            Deficit       Income (Loss)        Equity            Income(Loss)
                                        ---------------------------------------------------------------------

Balance, December 31, 1999                (45,405,627)        3,637,421        22,865,434       (14,715,994)
                                        ===================================================================
Net loss                                  (38,922,625)                        (38,922,625)      (38,922,625)
Foreign currency translation
  adjustments                                                 1,522,627         1,522,627         1,522,627
Unrealized Gain (Loss) on Available
  for Sale Security, net                                     (3,451,177)       (3,451,177)       (3,451,177)
Private Placement of Common Stock,
  net                                                                          39,000,000
Issuance of Common Stock for
  Secondary Offering, net                                                     112,211,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                                             -
Issuance of Common Stock for
  Acquisitions                                                                 22,860,652
Exercise of stock options                                                       4,968,681
Capital Contribution (net of tax)                                              12,500,000
Collections on notes receivables
  from stockholders                                                               140,712
Amortization of deferred
  compensation                                                                    273,221
Allocation of par value resulting
  from stock split                                                                      -
                                        -------------------------------------------------------------------
Balance, December 31, 2000                (84,328,252)        1,708,871       173,968,525       (40,851,175)
                                        ===================================================================
Net loss                                 (131,798,319)                       (131,798,319)     (131,798,319)
Foreign currency translation
  adjustments                                                   837,109           837,109           837,109
Unrealized Gain (Loss) on Available
  for Sale Security, net                                        348,436           348,436           348,436
Exercise of stock options                                                         518,565
                                        -------------------------------------------------------------------
Balance, December 31, 2001               (216,126,571)        2,894,416        43,874,316      (130,612,774)
                                        ===================================================================

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